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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Continental Resources Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
212015-10-1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	212015-10-1

1	NAMES OF REPORTING PERSONS Bert Mackie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		14,732,501

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,732,501

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,732,501

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	212015-10-1
Item 1(a). Name of Issuer:
Continental Resources Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
302 North Independence
Enid, Oklahoma 73701
Item 2(a). Name of Person Filing:
Bert Mackie
Item 2(b). Address of Principal Business Office or, if none, Residence:
302 North Independence
Enid, Oklahoma 73701
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
212015-10-1
Item 3. If this statement is filed pursuant to §§ 240.13d-b(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d- 1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No.	212015-10-1
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 14,732,501
(b) Percent of class: 8.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 14,732,501
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 14,732,501
(iv) Shares power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Of the total number of shares beneficially owned, 14,727,501 shares are held by the reporting person as trustee of trusts for the benefit of children of Harold Hamm, the Chairman and Chief executive Officer of the issuer, and the beneficiaries have the right to receive dividends and proceeds from sale of the shares benefically owned. None of the individual beneficiaries have a right to dividends or proceeds representing more than 5% of the issuer’s shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
Not applicable.

CUSIP No.	212015-10-1
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/09 (Date)

/s/ Bert Mackie

(Signature)

Bert Mackie

(Name and Title)

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